UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 30, 2020
MYOS RENS TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53298	90-0772394
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey	07927
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (973) 509-0444
No change
(Former name, former address and former fiscal year, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 Series A Preferred Stock Purchase Rights, $0.001 par value	MYOS	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement
Merger Agreement
On June 30, 2020, MYOS RENS Technology, Inc., a Nevada corporation (“MYOS”), and MedAvail, Inc., a privately-held Delaware corporation (“MedAvail”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among MYOS, MedAvail, and Matrix Merger Sub, Inc., a newly-created wholly-owned subsidiary of MYOS (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into MedAvail, with MedAvail being the surviving corporation and a wholly-owned subsidiary of MYOS (the “Merger”). The Boards of Directors of MYOS and MedAvail have both approved the Merger and have recommended approval of the Merger by their respective shareholders.
MedAvail is a private, in-clinic telemedicine-enabled pharmacy organization based in Ontario, Canada that has developed and commercialized a proprietary robotic dispensing platform and home delivery operation focused on the Medicare Advantage market in the United States, or U.S.
At the effective time of the Merger (the “Effective Time”): (a) each share of MedAvail’s common stock and each share of MedAvail’s preferred stock outstanding immediately prior to the Effective Time, excluding any dissenting shares, will be automatically converted solely into the right to receive a number of shares of MYOS common stock (“MYOS Common Stock”) calculated according to the exchange ratio described below; (b) each outstanding MedAvail stock option that has not been exercised prior to the Effective Time will be assumed by MYOS; and (c) each outstanding warrant to acquire MedAvail capital stock that has not been exercised prior to the Effective Time will be assumed by MYOS. Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former MedAvail security holders are expected to own approximately 96.5% of the aggregate number of fully-diluted shares of MYOS Common Stock outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the stockholders of MYOS immediately prior to the Merger are expected to own approximately 3.5% of the Post-Closing Shares, subject to the adjustments set forth in the Merger Agreement. The exchange ratio will be fixed prior to the closing of the Merger to reflect MYOS’s and MedAvail’s respective capitalizations as of immediately prior to the Effective Time. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Immediately following the Merger, the name of the post-merger combined company (the “Post-Merger Combined Company”) is expected to be changed from “MYOS RENS Technology Inc.” to “MedAvail Holdings, Inc.” The Merger Agreement provides that the Board of Directors of the Post-Merger Combined Company will consist of members who are currently directors of MedAvail. The executive officers of the Post-Merger Combined Company will be designated by MedAvail, with MedAvail’s Chief Executive Officer, Ed Kilroy, expected to be the Post-Merger Combined Company’s Chief Executive Officer and MedAvail’s Chief Financial Officer, Ryan Ferguson, expected to be the Post-Merger Combined Company’s Chief Financial Officer.
The closing of the Merger is subject to satisfaction or waiver of certain conditions including, among other things, (a) the required approvals of the Merger by the parties’ stockholders, (b) the accuracy of the parties’ representations and warranties, subject to certain materiality qualifications, (c) compliance by the parties with their respective covenants, (d) no law or order preventing the closing of the Merger and the related transactions, (e) the continuous listing of the MYOS Common Stock on the Nasdaq Capital Market (“Nasdaq”) from the date of the Merger Agreement through the closing date of the Merger, (f) the shares of MYOS Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger, (g) a registration statement with respect to the MYOS Common Stock to be issued to MedAvail security holders having been declared effective by the Securities and Exchange Commission (“SEC”) in accordance with the provisions of the Securities Act of 1933, as amended, and not being subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the registration statement that has not been withdrawn, and (h) MedAvail completing a financing of at least $30 million.
The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either MYOS or MedAvail to terminate the Merger Agreement if the other party’s stockholders fail to adopt and approve the Merger Agreement, (b) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes or withdraws its recommendation in favor of the transactions, (c) the right of either party to terminate the Merger Agreement if the Merger has not occurred by the six month anniversary of the date of the Merger Agreement, (d) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, and (e) the right of either party to terminate the Merger Agreement if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and related transactions. Upon the termination of the Merger Agreement by MYOS or MedAvail, a termination fee of (i) $500,000 may be payable by MYOS to MedAvail, or (ii) $750,000 may be payable by MedAvail to MYOS.
Assignment and Assumption Agreement and Subscription and Stock Purchase Agreement
The Merger Agreement provides that, prior to the consummation of the Merger, MYOS will transfer and assign all of its assets and liabilities into MYOS Corp., a newly-created, wholly-owned subsidiary of MYOS, pursuant to an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) and a related Subscription and Stock Purchase Agreement (the “Subscription and Stock Purchase Agreement”). The shares of MYOS Corp., immediately after the closing of the Merger, will be spun-out from the Post-Merger Combined Company through a dividend of the stock of MYOS Corp. to the pre-Merger MYOS shareholders, resulting in MYOS Corp., a private company, continuing the current business operations of MYOS. MedAvail will pay MYOS Corp. $2 million in cash upon the closing of the Merger and issue a promissory note for an additional $3 million, payable in installments within one year of the closing of the Merger.
Voting Agreements
Contemporaneously with the execution and delivery of the Merger Agreement, each of the directors and officers of MedAvail, and certain of its stockholders, entered into voting agreements in favor of MedAvail, and certain of the directors and officers of MYOS, and certain of its stockholders, entered into voting agreements in favor of MYOS, under which such parties agreed to vote as stockholders in favor of certain corporate actions, including approval of the Merger (such agreements, collectively, the “Voting Agreements”).
The persons and entities signing the Voting Agreements currently beneficially own an aggregate of approximately 90% of the outstanding MedAvail capital stock and 23% of the outstanding MYOS capital stock, on an as-converted to common stock basis.
Lock-Up Agreements
Contemporaneously with the execution and delivery of the Merger Agreement, each of the directors and officers of MedAvail, and certain of its stockholders, entered into lock-up agreements in favor of MedAvail (collectively, the “Lock-Up Agreements”), pursuant to which such officers, directors and stockholders accepted certain restrictions on transfers of the shares of MYOS Common Stock held by such officer, director or stockholder during the period commencing upon the Effective Time and ending on the date that is 180 days after the date of closing of the Merger.
Amendment to Rights Agreement
On June 30, 2020 MYOS entered into the Second Amendment to Rights Agreement (the “Amendment”) with Transhare, as rights agent, which amends the Rights Agreement, dated as of February 14, 2017, previously entered into between MYOS and Island Stock Transfer as rights agent, as amended on February 14, 2020, with Transhare as the successor rights agent (the “Rights Agreement”). The Amendment amends the Rights Agreement to provide, among other things, that (i) neither the approval, execution, delivery or performance or, if approved by the board of directors of MYOS, amendment, modification or waiver of the Merger Agreement or the Voting Agreement or the consummation of the Merger or any other transaction contemplated by the Merger Agreement or the Voting Agreement, nor the public announcement of any of the foregoing will (a) cause any person to (1) become an Acquiring Person (as defined in the Rights Agreement) or be deemed to have become an Acquiring Person or (2) be deemed to have acquired Beneficial Ownership (as defined in the Rights Agreement) of any securities of MYOS or (b) result in the occurrence or deemed occurrence of a Distribution Date (as defined in the Rights Agreement), consolidation or merger or other event or occurrence resulting in a triggering of rights of holders of Rights (as defined in the Rights Agreement), or of obligations of MYOS under the Rights Agreement, and (ii) the Rights will expire in their entirety, and the Rights Agreement will terminate upon the earliest of (a) immediately prior to the Effective Time, (b) the Close of Business (as defined in the Rights Agreement) on February 21, 2021, (c) the time at which all Rights are redeemed, (d) the time at which all Rights are exchanged and (e) the closing of any merger or other acquisition involving MYOS at which time the Rights are terminated.
The foregoing descriptions of the Merger Agreement, the form of Assignment and Assumption Agreement, the form of Subscription and Stock Purchase Agreement, the Amendment, the form of Voting Agreements, and the form of Lock-Up

Agreement, are not complete and are qualified in their entirety by reference to those agreements, which are attached hereto as Exhibits 2.1, 2.2, 2.3, 4.1, 10.1, 10.2, and 10.3 respectively, to this Current Report on Form 8-K and incorporated herein by reference.
Item 3.03 Material Modification to Rights of Security Holders.
Amendment to Rights Agreement
The information set forth under “Amendment to Rights Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 3.03 by reference.
Item 5.01 Change of Control of Registrant
The completion of the Merger will constitute a change in control of MYOS. The description of the Merger in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.
Item 8.01 Other Events
On June 30, 2020, MYOS and MedAvail issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Additional Information and Where to Find It
MYOS plans to file with the SEC, and the parties plan to furnish to the security holders of MYOS and MedAvail, a Registration Statement on Form S-4, which will constitute a proxy statement/prospectus of MYOS and will be included in an information statement of MedAvail, in connection with the proposed Merger, whereby a wholly-owned subsidiary of MYOS shall merge with and into MedAvail, with MedAvail being the surviving corporation and a wholly-owned subsidiary of MYOS. The proxy statement/prospectus/information statement described above will contain important information about MYOS, MedAvail, the proposed Merger and related matters. Investors are urged to read the proxy statement/prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by MYOS, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from MYOS by going to the MYOS Investor Relations web page at https://ir.myosrens.com/ and clicking on the link titled “SEC Filings” or by contacting MYOS’s Investor Relations group at the following: MYOS Technology, Inc.: Joanne Goodford, 973-509-0444, jgoodford@myosrenscorp.com.
No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
The respective directors and executive officers of MYOS and MedAvail may be deemed to be participants in the solicitation of stockholder proxies from the stockholders of MYOS and written consent of the stockholders of MedAvail in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the proposed Merger will be included in the proxy statement/prospectus/information statement described above. Additional information regarding MYOS’s directors and executive officers is included in MYOS’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 24, 2020, and in MYOS’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on December 5, 2019. These documents are available from MYOS free of charge as described above.

Forward Looking Statements
This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. MYOS’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger and the ability of MYOS to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in MYOS’s most recent filings with the SEC, including MYOS’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any prior or subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the MYOS Investor Relations page at https://ir.myosrens.com/ by clicking on the link titled “SEC Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts MYOS’s and MedAvail’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.
The forward-looking statements included in this communication are made only as of the date hereof. MYOS and MedAvail assume no obligation and does not intend to update these forward-looking statements, except as required by law.
Item 9.01. Financial Statements and Exhibits
(d) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated June 30, 2020, by and among MYOS RENS Technology, Inc., MedAvail, Inc., and Matrix Merger Sub, Inc.
2.2	Form of Assignment and Assumption Agreement, to be entered into by and between MYOS RENS Technology, Inc., and MYOS Corp.
2.3	Form of Subscription and Stock Purchase Agreement, to be entered into by and between MYOS RENS Technology, Inc., and MYOS Corp.
4.1	Second Amendment to Rights Agreement, dated June 30, 2020, by and between MYOS RENS Technology, Inc., and Transhare
10.1	Form of MedAvail, Inc. Voting Agreement, dated June 30, 2020, by and between MedAvail, Inc., and each of the parties named therein
10.2	Form of MYOS RENS Technology, Inc. Voting Agreement, dated June 30, 2020, by and between MYOS RENS Technology, Inc., and each of the parties named therein
10.3	Form of MedAvail, Inc. Lock-Up Agreement, by and between MedAvail, Inc., and each of the parties named therein
99.1	Press release issued by MYOS RENS and MedAvail, dated June 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 30, 2020		MYOS RENS TECHNOLOGY, INC.

	By:	/s/ Joseph Mannello
	Name:	Joseph Mannello
	Title:	Chief Executive Officer